Exhibit (a)(5)(iii)

SL Industries, Inc. Announces Final Results of Its Tender Offer; Purchases 307,202 Shares of Its Common Stock at $13.50 per Share

MT. LAUREL, N.J., July 3, 2012 — SL Industries, Inc. (NYSE MKT: SLI) (the “Company”) today announced the final results of its modified “Dutch auction” tender offer, which expired at 12:00 Midnight, New York City Time, on June 27, 2012.

Based on the final count by the depositary, an aggregate of 307,202 shares of common stock were properly tendered and not withdrawn at prices at or below $13.50.  Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company has accepted for purchase 307,202 shares of its common stock at a purchase price of $13.50 per share. These shares represent approximately 6.9% of the shares outstanding as of July 2, 2012. With the completion of the tender offer, the Company will have approximately 4,120,673 shares of common stock outstanding. The aggregate purchase price that will be paid by the Company in connection with the tender offer is $4,147,227, excluding transaction costs.

The depositary will promptly pay for the shares accepted for purchase.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 30, 2012.

The information agent for the offer is MacKenzie Partners, Inc. and the depositary for the offer is American Stock Transfer & Trust Company.  All questions and requests for information about the offer should be directed to MacKenzie Partners, Inc. at (800) 322-2885 or tenderoffer@mackenziepartners.com.

About SL Industries

SL Industries, Inc., designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, telecom, transportation, utility, rail and highway equipment applications. For more information about SL Industries, Inc. and its products, please visit the Company’s web site at www.slindustries.com.

Forward-Looking Statements

This press release contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: the effectiveness of the cost reduction initiatives undertaken by the Company, changes in demand for the Company’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company’s filings and reports with the Securities and Exchange Commission. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Contact:

MacKenzie Partners, Inc.
800-322-2885